Exhibit 10.5

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is entered as of [DATE] and effective as of the Effective Date (as defined below), by and between Proem Acquisition Corp. I, a Cayman Islands exempted company (the “Company”), and [NAME], an individual residing at [ADDRESS] (the “Executive”). This Agreement shall amend and replace in its entirety the Employment Agreement signed between Astro Digital US, Inc., a Delaware corporation (“Astro Digital”) and [NAME] dated as of [PRIOR AGREEMENT DATE] (the “Prior Agreement”), effective as of (and contingent upon) the Effective Date. For purposes of this Agreement, the Company and Executive may be referred to each individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Executive has been serving as the [TITLE] of Astro Digital pursuant to the Prior Agreement;

WHEREAS, Astro Digital has entered into that certain Merger Agreement, dated as of the date hereof, by and among Astro Digital, PAAC Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub I”), PAAC Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub II”), and the Company (such agreement, the “Merger Agreement”);

WHEREAS, pursuant to the terms of the Merger Agreement, (i) the Company shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the relevant organizational documents of the Company, Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Part XII of the Companies Act (As Revised) of the Cayman Islands and be renamed Astro Digital, Inc., (ii) Merger Sub I will merge with and into Astro Digital (the “First Merger”), after which Astro Digital will be the surviving corporation (the “Initial Surviving Corporation”); and (iii) immediately following the First Merger, the Initial Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving entity and a wholly-owned subsidiary of the Company;

WHEREAS, the Company desires to retain and employ Executive to provide executive services on behalf of the Company, and Executive desires to be employed by the Company, pursuant to the terms and provisions set forth in this Agreement, effective as of the date of the consummation of (and contingent upon the occurrence of) the Mergers (the “Effective Date”); and

WHEREAS, the Parties desire to document in this Agreement the terms and conditions relating to such services and employment.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. EMPLOYMENT OF EXECUTIVE.

1.1. Duties. The Company hereby engages Executive as the [TITLE] “[TITLE ABBREVIATION]” of the Company and its subsidiaries for so long as the Company may request. Executive hereby accepts such engagement, pursuant to the further terms and provisions of this Agreement. During the term of this Agreement, Executive shall report directly to the Board of Directors of the Company (the “Board of Directors”) and shall faithfully perform such duties on behalf of the Company and its subsidiaries as are typically and routinely associated with such title and position, and shall perform such other duties as Executive and the Company shall mutually determine from time to time.

1.2. Time and Effort. Executive shall devote the Executive’s time, attention, and reasonable best efforts to the business of the Company. Executive shall perform all duties in a professional, ethical and businesslike manner and in furtherance of the policies and directions of the Company. Executive shall operate the Company’s business in the ordinary course of business consistent with the Executive’s schedule to assure sufficient hours to properly effectuate the Executive’s duties. Executive may participate fully in social, charitable, corporate advisory, and civic activities, and such other personal affairs and personal business interests of Executive as do not interfere with the performance of Executive’s duties hereunder and that are not in conflict with the business.

2. COMPENSATION AND BENEFITS.

2.1. Annual Base Salary. As compensation for the services rendered by Executive hereunder, the Company shall pay to Executive an annualized base salary of $[BASE SALARY] (the “Base Salary”). The Base Salary shall be reviewed annually by the Board of Directors or a committee thereof. The Base Salary shall not be decreased below the then-current level without Executive’s written consent, except as part of an across-the-board reduction in base salary applicable to all senior executives of the Company of not more than ten percent (10%). Executive’s Base Salary shall be payable in equal installments in accordance with the regular payroll practices and procedures of the Company. To the extent required by applicable law, all Base Salary amounts paid hereunder shall be subject to the customary impositions (including, without limitation, state disability insurance), withholding tax and other employment taxes as are customarily withheld and as required with respect to compensation paid to an employee by an employer.

2.2. Bonus Compensation. Executive shall be entitled to participate in all commission, profit-sharing, equity/option, incentive and performance award plans and programs as may from time to time be made available to Senior Executives by the Company, which shall include, for each calendar year ending during the Term, an annual performance bonus (the “Annual Bonus”) targeted at [BONUS PERCENTAGE] percent ([BONUS PERCENTAGE]%) of Base Salary or such other amount as determined in the sole discretion of the Board of Directors (or a committee thereof). The target Annual Bonus and applicable performance metrics shall be established by the Board of Directors or a committee thereof at the beginning of each fiscal year. Any Annual Bonus earned shall be paid no later than March 15 of the calendar year following the performance year to which such Annual Bonus relates. The Company shall neither (y) terminate or amend any bonus or benefit programs, plan or arrangement of the Company pursuant to which Executive, or the Executive’s dependents, beneficiaries or estate, is or shall be entitled to benefits pursuant to this Section 2 nor (z) terminate or amend any formula or method set forth in any bonus or benefit program, plan or arrangement of the Company pursuant to which the amount and type of benefits to which the Executive, or the Executive’s dependents, beneficiaries or estate, is or shall be entitled thereunder are determined, if such termination or amendment would in any way modify or deprive Executive, or the Executive’s dependents, beneficiaries or estate, of any benefits to which the Executive, or the Executive’s dependents, beneficiaries or estate, is or shall be entitled under any bonus or benefit program, plan or arrangement of the Company, unless (A) Executive expressly consents in writing to such termination or amendment or (B) the amendment is required by law or regulation and the Company shall, to the extent necessary, pay or provide for payment of amounts equal to any benefits lost or reduced by such amendment.

2.3. Expense Reimbursement. The Company shall pay or reimburse Executive for all reasonable business expenses actually paid or incurred by Executive in connection with the performance of Executive’s duties under this Agreement. Such reimbursement shall be paid or reimbursed in accordance with any and all policies and procedures of the Company (including any parent entity or affiliate, as applicable) applicable to the reimbursement of employee expenses, or as may be otherwise agreed between the Parties.

2.4. Vacation. Executive shall be entitled to vacation and other personal leave time (including, without limitation, leave for sickness and temporary disability) during each calendar year hereunder in a manner agreed upon between the Parties. In no event shall Executive be entitled to less than [MINIMUM VACATION WEEKS] weeks’ vacation plus religious, national and State holidays. In the event Executive does not use all paid vacation time permitted by the Company, Executive shall have the right to carry over paid vacation into the next calendar year. The maximum number of vacation days that Executive may carryover is [MAXIMUM CARRYOVER WEEKS] weeks.

2.5. Additional Benefits. During the Term (or thereafter, to the extent expressly provided herein), Executive shall receive benefits paid for by the Company in a manner consistent with benefits included and as offered to the members of the Senior Executive Management Team. At a minimum, these will include:

(a) Insurance. Health and dental insurance paid by the Company and similar health and welfare benefits and life insurance as may be determined by the Company consistent with such benefits provided to the Senior Management Executives of the Company, under the formal Health Benefits program for its Senior Executive team and employees. In the event that the Company shall provide disability insurance to its Senior Executive Management Team, the Company shall also provide Executive with equivalent disability insurance coverage.

(b) Retirement Plans. Subject to existing eligibility rules, participation in the Company’s Pension/Profit Sharing Plans and other deferral of income plans shall be as made available to the members of the Senior Executive Management Team.

2.6. Equity Compensation. Following consummation of the Mergers, Executive shall be eligible to receive grants of equity awards (including stock options, restricted stock units, and time-based or performance-based equity awards) under the proposed New Incentive Plan (as defined in the Merger Agreement) (the “Plan”) with a grant date fair value (as determined by the Board of Directors (or a committee thereof)) equal to $[ANNUAL EQUITY GRANT VALUE] per year in accordance with vesting terms to be established by the Board of Directors (or a committee thereof) which may vary from year to year, subject to approval by the Board of Directors (or a committee thereof) (the “Equity Awards”). In order for Executive to be eligible to receive Equity Awards pursuant to this Section 2.6, Executive must remain continuously employed by the Company through the date of grant. The terms and conditions of any equity awards, including vesting schedules, performance criteria, and treatment upon termination of employment or a Change in Control, shall be set forth in separate award agreements and the Plan. For the avoidance of doubt, no Equity Awards shall be granted to Employee unless and until (i) the Mergers are consummated, (ii) the requisite Board of Directors and shareholders of the Company (as applicable) approve the Plan, and (iii) the shares underlying the Plan are registered on a Form S-8.

2.7. Clawback/Recoupment. All incentive-based compensation (including annual bonuses, Equity Awards, and any other compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure) paid or payable to Executive pursuant to this Agreement or otherwise shall be subject to recovery, recoupment, or clawback by the Company pursuant to any compensation recovery policy adopted by the Company pursuant to Rule 10D-1 under the Securities Exchange Act of 1934 and applicable listing standards, as such policy may be amended from time to time. Executive agrees to promptly comply with any such policy and to return any compensation required to be returned pursuant thereto. No recovery of compensation under such policy will constitute an event giving rise to Executive’s right to voluntarily terminate employment for “Good Reason” or constitute “constructive termination” under this Agreement.

3. TERM AND TERMINATION.

3.1. Term. Executive’s employment hereunder shall be deemed to have commenced Effective Date and shall continue until terminated by either Party in accordance with the provisions of this Agreement; provided, that if the Mergers are not consummated, this Agreement shall be null and void ab initio and neither the Company, Astro Digital nor any other person shall have any liability to Executive under this Agreement. Executive’s employment is “at-will,” meaning either the Company or Executive may terminate the employment relationship at any time, with or without Cause or Good Reason, subject to the provisions of this Section 3. The period during which Executive is employed hereunder is referred to as the “Term.”

3.2. Termination.

(a) By the Company For Cause. The Company shall have the right to terminate this Agreement and the Company’s employment of Executive in the event of the occurrence of any of the following (each such event, “Cause”):

(i) Executive commits a material breach of any term or provision of this Agreement, and such breach is not cured by Executive within thirty (30) days following notice to Executive by the Company, if provided, specifying the nature of such breach; or

(ii) The Company determines, in good faith, that Executive has engaged in any of the following: (A) misappropriation, theft, or embezzlement of funds or property from the Company or any affiliate; (B) conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving moral turpitude; (C) willful misconduct or gross negligence in the performance of Executive’s duties that causes or is reasonably likely to cause material harm to the Company; (D) material violation of any written Company policy, including the Company’s Code of Conduct or insider trading policy; (E) breach of fiduciary duty to the Company or its stockholders; (F) willful failure to cooperate with a bona fide internal investigation or an investigation by any regulatory or law enforcement agency, after being instructed to cooperate; or (G) material violation of applicable securities laws; or

(iii) Executive’s willful and continued failure to perform substantially all of Executive’s duties with the Company (other than any such failure resulting from incapacity due to Disability), after a written demand for substantial performance is delivered to Executive by the Board that specifically identifies the manner in which the Board believes that Executive has not substantially performed Executive’s duties, and such failure is not cured within thirty (30) days after such notice.

(b) By the Company Upon Disability. The Company shall have the right to terminate this Agreement and the Company’s employment of Executive hereunder upon the provision of at least thirty (30) days’ prior written notice to Executive upon a written determination by an independent physician selected by the Company and reasonably acceptable to Executive that Executive is unable to perform Executive’s obligations under this Agreement, despite Executive’s best efforts, by reason of Disability. As used herein, “Disability” shall mean the inability of Executive, due to a physical or a mental condition, to perform the essential functions of Executive’s position, for any period of 180 consecutive days or for 180 days in any 365-day period. For purposes of the foregoing, the return of the Executive to the Executive’s duties for a period of twenty-one (21) days or less shall not be deemed to interrupt or cancel any period of Disability.

(c) By Executive for Good Reason. Executive shall have the right to terminate this Agreement and Executive’s employment hereunder for “Good Reason” upon the occurrence of any of the following events without Executive’s prior written consent:

(i)	a material diminution in Executive’s Base Salary (other than an across-the-board reduction in base salary applicable to all senior executives of the Company of not more than ten percent (10%));

(ii)	a material diminution in Executive’s title, authority, duties, or responsibilities, including a requirement that Executive report to any person other than the Board of Directors;

(iii)	a material breach by the Company of this Agreement or any other material agreement between the Company and Executive;

(iv)	a relocation of Executive’s principal place of employment by more than fifty (50) miles from its then-current location; or

(v)	the failure of the Company to make any required payment to Executive hereunder.

Notwithstanding the foregoing, Executive may not terminate employment for Good Reason unless: (A) Executive provides written notice to the Company of the existence of the condition giving rise to Good Reason within ninety (90) days of the initial existence of such condition; (B) the Company fails to remedy such condition within thirty (30) days after receipt of such notice (the “Cure Period”); and (C) Executive’s termination of employment occurs within thirty (30) days following the expiration of the Cure Period.

(d) Death of Executive. This Agreement and the employment of Executive hereunder shall terminate upon the death of Executive.

(e) By Either Party Without Cause. Either Party may terminate this Agreement at any time without cause upon minimum of sixty (60) days’ notice to the other Party.

(f) Change in Control Definition. For purposes of this Agreement, a “Change in Control” shall mean the occurrence of any of the following events:

(i)	the acquisition by any person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) of beneficial ownership of fifty percent (50%) or more of the combined voting power of the then-outstanding voting securities of the Company;

(ii)	the consummation of a merger, consolidation, or reorganization of the Company with or into another entity, unless the holders of the Company’s voting securities immediately prior to such transaction hold at least fifty percent (50%) of the combined voting power of the surviving entity’s outstanding voting securities immediately after such transaction;

(iii)	the sale or disposition of all or substantially all of the assets of the Company;

(iv)	a change in the composition of the Board of Directors such that the individuals who constitute the Board as of the Effective Date (the “Incumbent Board”) cease to constitute at least a majority of the Board; provided that any individual who becomes a director subsequent to the Effective Date whose election or nomination was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be treated as a member of the Incumbent Board; or

(v)	a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a “Change in Control” shall not include any transaction that does not constitute a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5).

3.3 Payments and Benefits Following Termination.

(a) Accrued Obligations. Upon any termination of Executive’s employment for any reason, Executive (or Executive’s estate or designated beneficiaries, as applicable) shall be entitled to receive: (i) any earned but unpaid Base Salary through the date of termination; (ii) any accrued but unused vacation pay; (iii) reimbursement of any unreimbursed business expenses incurred prior to the date of termination in accordance with Company policy; (iv) any earned but unpaid Annual Bonus for the fiscal year preceding the year of termination, payable at the time bonuses are paid to other senior executives; and (v) any vested benefits under the Company’s employee benefit plans in accordance with the terms of such plans (collectively, the “Accrued Obligations”).

(b) Severance Benefits. In the event of a termination of Executive’s employment by the Company without Cause (other than due to death or Disability) or by Executive for Good Reason (in each case, a “Qualifying Termination”), and subject to Executive’s compliance with Section 3.3(d) below, the Company shall provide Executive with the following severance benefits in addition to the Accrued Obligations:

(i)	an amount equal to [SEVERANCE MONTHS] months of Executive’s then-current Base Salary, payable in substantially equal installments over the [SEVERANCE MONTHS]-month period following the date of termination in accordance with the Company’s regular payroll schedule;

(ii)	an amount equal to Executive’s target Annual Bonus for the fiscal year in which the termination occurs (or, if no target has been established for such year, the target Annual Bonus for the immediately preceding fiscal year), payable in substantially equal installments over the [SEVERANCE MONTHS]-month period following the date of termination;

(iii)	if Executive timely elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall pay the employer portion of the premiums for Executive’s (and Executive’s eligible dependents’) continued participation in the Company’s group health plan for up to [COBRA MONTHS] months following the date of termination or until Executive becomes eligible for coverage under another employer’s group health plan, whichever occurs first.

Notwithstanding anything in this Section 3.3(b) to the contrary, upon the Company’s adoption of a formal executive severance plan applicable to the Company’s senior executives generally (an “Executive Severance Plan”), the severance benefits provided under this Section 3.3(b) shall be superseded by the terms and conditions of such Executive Severance Plan, provided that Executive is designated as a participant therein and the benefits provided under such Executive Severance Plan are no less favorable in the aggregate to Executive than those provided under this Section 3.3(b).

(c) Change in Control Severance Benefits. In the event of a Qualifying Termination that occurs within [CIC PROTECTION PERIOD] months following a Change in Control, in lieu of the severance benefits described in Section 3.3(b), and subject to Executive’s compliance with Section 3.3(d) below, the Company shall provide Executive with the following enhanced severance benefits in addition to the Accrued Obligations:

(i)	a lump-sum cash payment equal to [CIC SEVERANCE MONTHS] months of Executive’s then-current Base Salary (or, if higher, Executive’s Base Salary in effect immediately prior to the Change in Control), payable within sixty (60) days following the date of termination;

(ii)	a lump-sum cash payment equal to [CIC BONUS MULTIPLIER] times Executive’s target Annual Bonus for the fiscal year in which the termination occurs (or, if higher, the target Annual Bonus in effect immediately prior to the Change in Control), payable within sixty (60) days following the date of termination;

(iii)	full acceleration of vesting of all outstanding unvested equity awards held by Executive as of the date of termination (with any performance-based awards vesting at target level unless a higher level has been achieved as of the date of termination);

(iv)	if Executive timely elects COBRA continuation coverage, the Company shall pay the employer portion of premiums for up to [CIC COBRA MONTHS] months following the date of termination or until Executive becomes eligible for coverage under another employer’s group health plan, whichever occurs first.

The provisions of this Section 3.3(c) shall similarly be superseded by the terms of any Executive Severance Plan adopted by the Company, subject to the same conditions set forth in the last paragraph of Section 3.3(b).

(d) Release Requirement. Notwithstanding any provision of this Agreement to the contrary, the Company’s obligation to provide severance benefits under Section 3.3(b) or 3.3(c) shall be conditioned upon Executive’s timely execution (and non-revocation during any applicable revocation period) of a general release of claims in a form reasonably satisfactory to the Company (the “Release”) within sixty (60) days following Executive’s date of termination. If the sixty (60)-day period during which the Release must become effective spans two calendar years, payments that would otherwise commence during the first calendar year shall instead commence on the first payroll date occurring in the second calendar year (with any payments that were otherwise scheduled during the first calendar year being paid in a lump sum on such date), regardless of when within such sixty (60)-day period the Release actually becomes effective.

(e) Payments made pursuant to Section 3 hereunder are in the nature of severance and/or liquidated damages. Executive is under no obligation to mitigate these damages.

3.4 Cooperation. During and after employment, to the extent reasonably requested by the Board, Executive shall reasonably assist and cooperate with the Company in connection with the defense or prosecution of any claim that may be made against or by the Company, or in connection with any ongoing or future investigation or dispute or claim of any kind involving the Company, including any proceeding before any arbitral, administrative, judicial, legislative, or other body or agency, including testifying in any proceeding, to the extent such claims, investigations or proceedings relate to services performed or required to be performed by Executive, pertinent knowledge possessed by Executive, or any act or omission by Executive. Executive will also perform all acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this paragraph. Notwithstanding the foregoing, the Company shall make reasonable efforts to minimize disruption of the Executive’s personal, business, and other activities and Executive shall not be required to cooperate against the Executive’s own interests. If Executive is required to cooperate pursuant to this Section 3.4, the Company shall reimburse the Executive for reasonable expenses incurred in connection with such cooperation (including, without limitation, reasonable legal fees incurred by Executive if Executive in good faith believes independent counsel is necessary) and, to the extent that Executive is required to spend substantial time on such matters, the Company shall compensate Executive at a mutually agreed upon hourly rate. Further, if requested, Executive agrees to provide the Company with reasonable assistance, including, without limitation, providing information, in connection with the transition of Executive’s employment duties and responsibilities to others and matters with which Executive was involved during Executive’s employment with the Company.

3.4 Effects of Termination. For a period of two (2) years following any expiration or termination of this Agreement, the Company (it being understood that comments or actions by an individual will not be treated as comments or actions by the Company unless such individual is an officer or director of the Company or is an individual who has both the authority to act, and is acting, on behalf of the Company with respect to such comments or actions) and Executive shall not engage in any actions that could reasonably be deemed to disparage or criticize the other or the services rendered by Executive on behalf of the Company, and the Company shall not engage in any other action that injures or hinders the business opportunities of Executive. Notwithstanding the foregoing, nothing in this Section 3.4 shall: (i) prohibit either Party from making truthful statements (A) in response to legal process, subpoena, or court order, (B) in connection with testimony under oath, or (C) as otherwise required by applicable law; (ii) prohibit or restrict Executive from communicating with, filing a charge or complaint with, providing documents or information to, or participating in any investigation or proceeding conducted by any federal, state, or local government agency, including the Securities and Exchange Commission (“SEC”), the Equal Employment Opportunity Commission, the National Labor Relations Board, or any state or local equivalent, without notice to or consent of the Company; or (iii) limit Executive’s right to receive an SEC whistleblower award pursuant to Section 21F of the Securities Exchange Act of 1934. This Section 3.4 shall survive termination of this Agreement.

3.5 Section 280G. (a) In the event that any payment, benefit, or distribution by the Company to or for the benefit of Executive (whether paid or payable, distributed or distributable, pursuant to the terms of this Agreement or otherwise) (the “Total Payments”) would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, Executive shall receive the greater of (on an after-tax basis): (i) the Total Payments reduced to the largest amount that would not result in any portion being subject to the excise tax imposed by Section 4999 of the Code; or (ii) the Total Payments without reduction. (b) If a reduction is required, the reduction shall be made in the following order: (i) cash severance payments; (ii) other cash payments; (iii) reduction of benefits; and (iv) cancellation of equity award acceleration, in each case in reverse chronological order.

3.6 Section 409A Compliance.

(a)	General. This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), or to be exempt therefrom, and shall be construed and administered accordingly. Notwithstanding any provision of this Agreement to the contrary, in the event that the Company determines that any amounts payable hereunder would be taxable to Executive under Section 409A prior to the payment thereof, the Company and Executive shall cooperate in good faith to amend this Agreement to maintain to the maximum extent practicable the original intent of the applicable provisions without violating the provisions of Section 409A. Each payment made under this Agreement shall be treated as a separate payment, and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments.

(b)	Separation from Service. For purposes of this Agreement, any reference to Executive’s “termination of employment” or words of similar import shall mean Executive’s “separation from service” as defined in Treasury Regulation Section 1.409A-1(h) (determined after applying the presumptions set forth therein).

(c)	Specified Employee Delay. Notwithstanding anything in this Agreement to the contrary, if Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) at the time of Executive’s separation from service, then any payments or benefits that constitute “nonqualified deferred compensation” within the meaning of Section 409A that are payable on account of Executive’s separation from service shall not commence until the earlier of (i) the date that is six (6) months after Executive’s separation from service, or (ii) the date of Executive’s death. Any payments that are delayed pursuant to this Section 5.8(c) shall be accumulated and paid in a single lump sum on the first business day following the end of the six (6)-month delay period, together with interest thereon at the applicable federal rate under Section 7872(f)(2)(A) of the Code.

(d)	Reimbursements. To the extent that any reimbursements or in-kind benefits provided under this Agreement are subject to Section 409A: (i) the amount of such benefits or reimbursements provided in one taxable year shall not affect the amount of such benefits or reimbursements provided in any other taxable year; (ii) such reimbursements shall be paid no later than the last day of the taxable year following the taxable year in which the expense was incurred; and (iii) the right to such benefits or reimbursements is not subject to liquidation or exchange for another benefit.

(e)	Short-Term Deferral and Separation Pay Exceptions. Any payment that is made within the applicable “short-term deferral” period specified in Treasury Regulation Section 1.409A-1(b)(4) or that qualifies for the separation pay exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) shall be treated as not constituting “nonqualified deferred compensation” subject to Section 409A to the maximum extent permitted. In no event may Executive, directly or indirectly, designate the calendar year of any payment.

(f)	No Acceleration. The Company shall not accelerate any payment or the provision of benefits under this Agreement except to the extent permitted by Section 409A and the Treasury Regulations thereunder.

4. CONFIDENTIALITY; NON-SOLICITATION; NON-COMPETITION.

4.1. The Executive acknowledges that during the course of employment, Executive has had and will have access to and will acquire Confidential Information (as defined below) respecting the business of the Company and its affiliates. Executive agrees that, at all times during and after Executive’s employment with the Company, Executive shall hold in strictest confidence and shall not disclose, use, publish, or otherwise reveal any Confidential Information to any person or entity, except as required in connection with the performance of Executive’s duties under this Agreement or as authorized in writing by the Board of Directors. “Confidential Information” means all non-public information that relates to the actual or anticipated business, research, or development of the Company, or to the Company’s technical data, trade secrets, or know-how, including but not limited to: (a) trade secrets, inventions, ideas, processes, formulas, source and object code, data, programs, software, and other works of authorship; (b) technology and engineering information; (c) satellite and spacecraft specifications, designs, and technical data; (d) business plans, financial information, budgets, and projections; (e) customer and supplier lists and related information; (f) proprietary production processes, advertising, marketing, and sales information; (g) personnel and compensation information; and (h) information regarding pending or threatened litigation or governmental investigations. Confidential Information does not include information that: (i) is or becomes publicly available through no fault of Executive; (ii) was independently developed by Executive without use of or reference to Confidential Information; or (iii) is rightfully received by Executive from a third party without restriction on disclosure.

4.2. Notwithstanding anything to the contrary herein, pursuant to the Defend Trade Secrets Act of 2016 (18 U.S.C. § 1833(b)), Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (A) is made (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the employer’s trade secrets to the attorney and use the trade secret information in the court proceeding if the individual files any document containing the trade secret under seal and does not disclose the trade secret except pursuant to court order.

4.3. To protect the Company’s trade secrets and Confidential Information, for a period of twelve (12) months following the termination of Executive’s employment for any reason, Executive shall not, directly or indirectly, solicit, induce, or attempt to solicit or induce any customer, client, supplier, vendor, employee, contractor, consultant, or other service provider of the Company or its affiliates with whom Executive had material contact during Executive’s employment, where such solicitation would necessarily require or result in the use or disclosure of the Company’s trade secrets or Confidential Information.  This restriction does not prohibit Executive from (a) working for any competitor (subject to Executive’s obligations under Section 4.4 of this Agreement), (b) general advertising or marketing that is not specifically directed at the Company’s customers, clients, suppliers, vendors, employees, contractors, or consultants, (c) accepting unsolicited business, or (d) any solicitation that does not involve use or disclosure of the Company’s trade secrets or Confidential Information. Nothing in this Section shall be construed to restrict Executive’s right to engage in any lawful profession, trade, or business, or to impose any restriction on Executive’s employment beyond the protection of Confidential Information as permitted under applicable law, including the [Jurisdiction] Uniform Trade Secrets Act, C.R.S. §§ 7-74-101 et seq. This Section 4.3 shall be enforceable only to the extent permitted by applicable law.

4.4. To protect the Company’s trade secrets and Confidential Information, for a period of twelve (12) months following the termination of Executive’s employment (the “Restricted Period”) for any reason, Executive shall not, directly or indirectly, engage in any Restricted Business (as defined below) within the geographic areas in which the Company actively conducted business operations as of the date of Executive’s termination of employment (the “Restricted Territory”). Notwithstanding the foregoing, if the Company fails to pay Executive the severance benefits to which Executive is entitled under Section 3.3 (if applicable), the Restricted Period shall terminate immediately upon such failure.

(a)	For the avoidance of doubt, “Restricted Business” shall not include (i) any business or enterprise that is not in direct commercial competition with the Company’s then-current products or services as of the date of termination, (ii) any business the Company has merely contemplated but not actually commenced, or (iii) any division, subsidiary, or business unit of a diversified enterprise that is not itself engaged in the Restricted Business, even if other divisions, subsidiaries, or business units of such enterprise compete with the Company.

(b)	Notwithstanding the foregoing, nothing in this Section 4.4 shall prohibit Executive from:

(i)	owning, as a passive investor, securities of any publicly traded company, provided that Executive’s aggregate holdings in any such company do not exceed two percent (2%) of the outstanding equity securities of such company;

(ii)	serving as a member of the board of directors or advisory board of any entity that is not primarily engaged in the Restricted Business within the Restricted Territory; or

(iii)	engaging in teaching, academic research, or publishing activities.

(c)	This Section 4.4 shall be enforceable only to the extent permitted by applicable law.

4.5. Executive agrees to assign and hereby assigns to the Company all right, title, and interest in and to any and all inventions, discoveries, improvements, works of authorship, designs, formulas, ideas, processes, techniques, know-how, and data (whether or not patentable or copyrightable) that Executive may solely or jointly conceive, develop, or reduce to practice during the period of Executive’s employment with the Company and that (a) relate to the business of the Company or any of its subsidiaries, or to the Company’s actual or demonstrably anticipated research or development, (b) result from any work performed by Executive for the Company, or (c) are developed using the Company’s equipment, supplies, facilities, or trade secrets (collectively, “Company Inventions”). Executive shall promptly disclose all Company Inventions to the Company and shall execute all documents and take all actions necessary to confirm the Company’s ownership thereof.

4.6. Executive acknowledges that the Executive has had a period of at least fourteen (14) days to review the provisions set forth in this Section 4.

5. MISCELLANEOUS.

5.1. This Agreement may not be changed, modified or amended except by a subsequent writing signed by the Parties, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the Party to be charged.

5.2. This Agreement sets forth the entire agreement and understanding between the Parties as to the matters contained herein, and merges and supersedes all prior discussions, agreements and understandings of every kind and nature among them. No Party shall be bound by any condition, definition, warranty, or representation other than as expressly provided for in this Agreement.

5.3. This Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective heirs, executors, estates, legal representatives, successors and permitted assigns. This Agreement and a Party’s rights and obligations herein may not be assigned or delegated by a Party without the prior written consent of the other Party.

5.4. This Agreement may be assigned in whole or in part by the Company to any of its subsidiaries upon written notice to Executive. The Company may also arrange to structure all payroll processing/other payment and benefits programs described hereunder through any member of the TriNet Group or similar outsourced PEO/HR/Payroll group engaged by the Company to cover its employees. Executive may not assign this Agreement or any of the Executive’s rights or obligations hereunder to any other party without the Company’s prior written consent.

5.5. All notices, requests, demands, and other communications required or permitted by this Agreement shall be in writing and (unless otherwise specifically provided herein) sent to the addresses first set forth above (or to such other addresses as may be designated by a Party to the other Party, provided that notice of change of address shall be valid only upon receipt), and shall be deemed to have been received: (i) three (3) days after deposit in the U.S. mail, postage prepaid, registered or certified, return receipt requested; or (ii) one (1) day after deposit with a nationally recognized overnight delivery or overnight courier service. All notices may be given by the attorneys for the Parties with the same force and effect as if given by the Parties themselves.

5.6. If any provision of this Agreement or the application of any provision hereof to any person or circumstance is held invalid, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the invalid provision substantially impairs the benefits of the remaining portions of this Agreement.

5.7. This Agreement shall be governed by and construed under the internal laws of the State of [Jurisdiction] without giving effect to the principles of conflicts or choice of laws.

5.8. The headings of the Sections hereof are inserted only for the convenience of the Parties and in no way define, limit or prescribe the intent of this Agreement.

5.9. Whenever used herein and required by the context, the singular number shall include the plural, the plural shall include the singular number, and the use of either gender shall include both genders and the neuter, and the words “hereof” and “herein” and “hereinafter” and “hereto” shall refer to this entire Agreement and not to any provision, paragraph, subparagraph or section.

5.10. The waiver by either Party of a breach or violation of any provision of this Agreement shall not operate as, or be construed to constitute, a waiver of any subsequent breach or violation of the same or another provision hereof.

5.11. Each Party and its counsel have had the opportunity to participate fully in the review and development of this Agreement. In interpreting this Agreement, any rules of construction that favor the non-drafting Party shall not apply.

5.12. The non-prevailing Party in any litigation relating to the terms and provisions of this Agreement (including, without limitation, the enforcement by Executive of the provisions of Section 3.3, above) shall be obligated to pay to the prevailing Party the reasonable costs and expenses (including, without limitation, legal fees and court costs) incurred by the prevailing Party in connection with such litigation.

5.13. This Agreement may be executed in counterparts, and by electronic (.pdf) execution and transmission thereof, and each such counterpart shall for all purposes be deemed to be an original. All of such counterparts together shall constitute one and the same instrument.

5.14. The Company shall indemnify and hold harmless Executive to the fullest extent permitted by applicable law (including the DGCL) against any and all costs, expenses (including reasonable attorneys’ fees), judgments, fines, penalties, and amounts paid in settlement actually and reasonably incurred by Executive in connection with any action, suit, or proceeding (whether civil, criminal, administrative, or investigative) arising out of or relating to Executive’s service as an officer, director, employee, or agent of the Company or any of its affiliates. The Company shall advance to Executive all reasonable attorneys’ fees and expenses incurred by Executive in connection with any such action, suit, or proceeding within thirty (30) days after receipt of a written request for advancement accompanied by reasonable documentation of such expenses, subject to an undertaking by Executive to repay such amounts if it is ultimately determined that Executive is not entitled to indemnification. The Company shall maintain directors’ and officers’ liability insurance covering Executive on terms and in amounts no less favorable than the coverage provided to other senior executives and directors of the Company during Executive’s employment and for a period of not less than six (6) years following the termination of Executive’s employment (regardless of the reason for such termination). The Company’s obligations under this Section 5.16 shall survive the termination of this Agreement and Executive’s employment.

5.15. Except for allegations of sexual harassment or disparate treatment due to gender, the Parties agree that all disputes arising out of or relating to this Agreement (“Disputes”), the Parties’ employment relationship, or any termination thereof shall be resolved by binding arbitration, which shall be the sole and exclusive procedure for the resolution of such Disputes. Arbitrations shall be conducted in [Jurisdiction] by JAMS in accordance with its employment dispute resolution rules. The prevailing Party in any Dispute resolved by arbitration pursuant to this Agreement shall be entitled to reimbursement of its/their associated expenses, including reasonable attorneys’ fees, by the non-prevailing Party. Notwithstanding the foregoing, the Parties may seek injunctive or other equitable relief from any court in the State of [Jurisdiction] having jurisdiction by way of a temporary restraining order, stay, preliminary injunction, or other provisional remedy to which either Party would be entitled in the absence of this arbitration clause.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

COMPANY:

Proem Acquisition Corp. I

By:
Name:
Date:

EXECUTIVE:

[NAME]

[Signature page to Executive Employment Agreement]